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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002



                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)



  Media House, Arundel Road, Walberton, Arundel, West Sussex BN18 0QP, England
                    (Address of Principal Executive Offices)


  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F          X               Form 40-F
                           -------------------                ---------------


    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g3-2(b).

                        YES                          NO          X
                            ------------------         ----------------------
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Exhibit 1      Cautionary  Statement  for  the  purposes  of  the  "Safe Harbor"
               Provisions  of  the  Private  Securities Litigation Reform Act of
               1995.

Exhibit 2 December 10, 2002 Press Release Announcing Q1 Fiscal 2003 Results Showing Further Improvements - Quarterly Revenue Growth 40%, Operating Loss Down by 73% Year on Year.



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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA  PLC,  an  English  public
limited  company





By:     /s/Mats Johansson
  -----------------------------------

Mats  Johansson
Chief  Executive  Officer




Date:  10  December  2002

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